Exhibit 23.1

SAIC, INC.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-138095 on Form S-8 and Post Effective Amendment No. 1 to Registration Statement No. 333-138095 on Form S-8 of our report relating to the consolidated financial statements of SAIC, Inc. dated March 25, 2008, August 29, 2008 as to the effects of the restatement discussed in Note 2 (which report expresses an unqualified opinion and includes explanatory paragraphs related to (1) the adoption of new accounting standards for share-based payment and defined benefit pension obligations, and (2) the restatement discussed in Note 2), and our report relating to the effectiveness of SAIC, Inc.’s internal control over financial reporting dated March 25, 2008, appearing in this Amendment No. 1 on Form 10-K/A to SAIC Inc.’s Annual Report on Form 10-K for the year ended January 31, 2008.

/s/    Deloitte & Touche LLP

San Diego, California

September 2, 2008